

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Paul F. Hickey
President and Chief Executive Officer
ReShape Lifesciences Inc.
1001 Calle Amanecer
San Clemente, California 92673

       Re: ReShape Lifesciences Inc.
           Registration Statement on Form S-1
           Filed January 12, 2023
           File No. 333-269207

Dear Paul F. Hickey:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abby Adams at (202) 551-6902 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Industrial Applications and Services

cc: Brett R. Hanson, Esq.